Exhibit 99.11

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce CourtWest Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653
November 2, 2012
Reference: 75681/18
VIA SEDAR

Ontario Securities Commission, as principal regulator

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Securities Office, Prince Edward Island

Newfoundland and Labrador Securities Commission

Re: Algonquin Power & Utilities Corp.
Re: Short Form Prospectus Dated November 2, 2012

Dear Sirs and Mesdames:

We refer to the final short form prospectus of Algonquin Power & Utilities Corp. (the “Corporation”) dated November 2, 2012 (the “Prospectus”) relating to the offering by the Corporation of cumulative rate reset preferred shares, Series A.

We hereby consent to the reference to our name on the face page of the Prospectus and under the heading “Interest of Experts” in the Prospectus and consent to the reference to our name and opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of services we performed to render such opinions.

This letter is delivered to the addressees pursuant to the requirements of Section 4.2(a)(vii) of National Instrument 44-101 and is not to be used or relied upon for any other purpose.

Yours very truly,

“Blake, Cassels & Graydon LLP”